Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6(b) under the
Securities Exchange Act of 1934, as amended
Filer: SciVac Therapeutics Inc.
Commission File No.: 000-13248
Subject Company: VBI Vaccines Inc.
Commission File No. for Registration Statement
on Form F-4 filed by SciVac Therapeutics Inc.: 333-208761

SciVac Therapeutics Inc. Announces Reverse Stock Split

VANCOUVER, BRITISH COLUMBIA – 4/29/16 — SciVac Therapeutics Inc. (“SciVac” or the “Company”) (TSX:VAC)(OTCQX:SVACF) today announced a reverse split of its common shares at a ratio of 1-for-40. At the market open on May 2, 2016, SciVac’s common shares will begin trading on a split-adjusted basis under the ticker “SVACD” on the OTCQX and continue to trade under the ticker “VAC” on the TSX. The Company is seeking to list its common shares on the NASDAQ Capital Market, subject to satisfaction of all listing requirements.

“This reverse stock split is an important component of SciVac’s capital markets strategy, which includes, in part, efforts to satisfy NASDAQ’s listing requirements” stated Curtis Lockshin, Chief Executive Officer of SciVac. “Additionally, listing our common shares on a national securities exchange is a condition to the closing of our announced merger with VBI Vaccines Inc.”

At the effective time of the 1-for-40 reverse stock split, every forty issued and outstanding SciVac common shares will be consolidated into one SciVac common share. All fractional shares of common stock will be rounded to the nearest whole share. Following the reverse stock split, the Company will have approximately 18,915,000 common shares outstanding.

Shareholders on the effective date are required to send in their current share certificates (if available) and a letter of transmittal for exchange. Following the reverse stock split, each share certificate and book entry or other electronic position representing issued and outstanding SciVac common shares will be automatically adjusted. Shareholders should direct any questions concerning the reverse split to their broker or the Company’s transfer agent, Computershare at 1-800-564-6253.

All SciVac options and warrants that are outstanding immediately before the reverse stock split will also be adjusted by dividing the number of SciVac common shares into which the options and warrants are exercisable by forty and multiplying the exercise price thereof by forty, in accordance with the terms of the plans, agreements, or arrangements governing such options and warrants.

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company also offers contract development and manufacturing services to the life sciences and biotechnology markets.

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination (the “Proposed Merger”) between SciVac and VBI Vaccines Inc. (“VBI”). In connection with the Proposed Merger, VBI and SciVac have and will continue to file relevant materials with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities (“Canadian Securities Commissions”), including the registration statement on Form F-4 filed by SciVac with the SEC on December 23, 2015, as amended and declared effective by the SEC on April 8, 2016 (the “SciVac F-4”), which includes a combined proxy statement/prospectus (the “VBI Proxy”). INVESTORS AND SECURITY HOLDERS OF VBI AND SCIVAC ARE URGED TO READ THE SCIVAC F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AND THE CANADIAN SECURITIES COMMISSIONS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the SciVac F-4, the VBI Proxy and other documents (if and when available) filed with the SEC by VBI or SciVac through the website maintained by the SEC at www.sec.gov and, in the case of documents of SciVac filed with the Canadian Securities Commissions, on SciVac’s SEDAR profile on www.sedar.com. Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com or by phone at (617) 830-3031 x128. Copies of the documents filed with the SEC and the Canadian Securities Commissions by SciVac will be available free of charge on SciVac’s website at www.scivactherapeutics.com or by contacting SciVac’s Investor Relations Department by email at jmartin@scivactherapeutics.com or by phone at (305) 575-4207.

Participants in the Solicitation

VBI, SciVac, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Merger. Information about the directors and executive officers of VBI is set forth in the SciVac F-4 and VBI Proxy. Information about the directors and executive officers of SciVac is set forth in the SciVac F-4.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the SciVac F-4 and VBI Proxy and may be set forth in other relevant materials to be filed with the SEC and with the Canadian Securities Commissions when they become available.

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties, including statements regarding the ability of SciVac and VBI to consummate the transactions contemplated by the Proposed Merger, whereby, subject to the satisfaction of certain conditions, a wholly owned subsidiary of SciVac will merge with and into VBI, with VBI surviving as a wholly owned subsidiary of SciVac.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, general economic conditions and other factors detailed from time to time in the Company’s periodic disclosure. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the Company’s current expectations and it undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), the Frankfurt Stock Exchange nor the OTCQX accepts responsibility for the adequacy or accuracy of this news release.

Investor Relations Contact:

SciVac Therapeutics Inc.

Jim Martin

Chief Financial Officer

305-575-4207

Jmartin@scivactherapeutics.com

www.scivactherapeutics.com